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                             December 14, 2022

       James F. Brunk
       Chief Financial Officer
       Mohawk Industries, Inc.
       160 S. Industrial Blvd.
       Calhoun, GA 30701

                                                        Re: Mohawk Industries,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            Form 8-K Filed
October 27, 2022
                                                            File No. 001-13697

       Dear James F. Brunk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 8. Consolidated Financial Statements and Supplementary Data
       (10) Long-Term Debt, page 64

   1. We note your credit facilities include certain affirmative and negative covenants that impose restrictions on
your financial and business operations. For each class of debt, please tell us whether
you were in compliance with the covenants as of the reporting date.
       Form 8-K Filed October 27, 2022

       Exhibit 99.1, page 1

   2. We note that you have reconciled EBITDA and Adjusted EBITDA to operating income
                                                        (loss). Question 103.01
of the updated Non-GAAP Compliance and Disclosure
 James F. Brunk
Mohawk Industries, Inc.
December 14, 2022
Page 2
         Interpretations issued on April 4, 2018 states EBITDA is defined as "earnings before interest, taxes, depreciation and amortization," with earnings intended to mean net income rather than operating income. In future filings, please reconcile EBITDA and Adjusted
         EBITA to net (loss) earnings including noncontrolling interests.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Gordon at 202-551-3866 or Jean Yu at 202-551-3305 with any questions.



FirstName LastNameJames F. Brunk                              Sincerely,
Comapany NameMohawk Industries, Inc.
                                                              Division of
Corporation Finance
December 14, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName